40 - 33

STRONG

STRONG CAPITAL MANAGEMENT
One Hundred Heritage Reserve | Menomonee Falls, Wisconsin 53051

04020081

811 - 5667

March 17, 2004

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Strong Capital Management, Inc.

Dear Sir or Madam:

Per Section 33 of the Investment Company Act of 1940, please find enclosed two pleadings that have been filed against Strong Capital Management, Inc. ("SCM") and various Strong Funds. Please see Attachment A for a list of the registered investment companies for which SCM acts as investment adviser.

Please call me at (414) 577-7570 if you have any questions.

Sincerely,

Jeanine M. Bajczyk

Jeanine M. Bajczyk
Associate Counsel

Enclosures

Attachment A

Registered Investment Company	*File Number*
Strong Advantage Fund, Inc.	811-5667
Strong Asia Pacific Fund, Inc.	811-8098
Strong Balanced Fund, Inc.	811-3256
Strong Common Stock Fund, Inc.	811-5687
Strong Conservative Equity Funds, Inc.	811-7656
Strong Corporate Bond Fund, Inc.	811-4390
Strong Discovery Fund, Inc.	811-5341
Strong Equity Funds, Inc.	811-8100
Strong Equity Funds II, Inc.	811-4384
Strong Government Securities Fund, Inc.	811-4798
Strong Heritage Reserve Series, Inc.	811-7285
Strong High-Yield Municipal Bond Fund, Inc.	811-7930
Strong Income Funds, Inc.	811-6195
Strong Income Funds II, Inc.	811-7335
Strong Income Trust	811-21209
Strong International Equity Funds, Inc.	811-6524
Strong Large Cap Growth Fund, Inc.	811-3254
Strong Life Stage Series, Inc.	811-9091
Strong Money Market Fund, Inc.	811-4374
Strong Municipal Bond Fund, Inc.	811-4769
Strong Municipal Funds, Inc.	811-4770
Strong Opportunity Fund, Inc.	811-3793
Strong Opportunity Fund II, Inc.	811-6552
Strong Short-Term Bond Fund, Inc.	811-5108
Strong Short-Term Global Bond Fund, Inc.	811-8320
Strong Short-Term Municipal Bond Fund, Inc.	811-6409
Strong Variable Insurance Funds, Inc.	811-6553

IN THE UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF WISCONSIN

BRIAN MUNROE, Derivatively On Behalf of
STRONG DIVIDEND INCOME FUND,

Plaintiff,

-vs-

RICHARD S. STRONG, WILLIE D. DAVIS,
STANLEY KRITZIK, WILLIAM F. VOGT,
NEAL MALICKY, GORDON B. GREER,
WILLIAM A. FERER, MARK D. LUFTIG,
WILLIAM H. REAVES, RONALD J. SORENSON,
ANE K. OHM, CHRISTOPHER O. PETERSEN,
RICHARD W. SMIRL, GILBERT L. SOUTHWELL,
III, JOHN W. WIDMER, THOMAS M. ZOELLER,
STRONG CAPITAL MANAGEMENT, INC.,
and STRONG FINANCIAL CORPORATION,

Case No.:

Defendants,

-and-

STRONG CONSERVATIVE EQUITY FUNDS, INC.,
a Wisconsin corporation,

Nominal Defendant.

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS, UNJUST ENRICHMENT AND VIOLATION OF THE INVESTMENT COMPANY ACT OF 1940

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Strong Dividend Income Fund (the "Fund") on behalf of the Fund against certain of its officers and directors seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October

1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. §1331, as the action arises under the laws of the United States.

3. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a) over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

4. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

5. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

SUMMARY OF THE ACTION

6. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

THE PARTIES

7. Plaintiff Brian Munroe is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

8. Nominal defendant Strong Conservative Equity Funds, Inc. is a corporation organized and existing under the laws of the State of Wisconsin with its headquarters located at 100 Heritage Reserve, Menomonee Falls, Wisconsin.

9. Defendant Richard S. Strong ("Strong") was, at times relevant hereto, a director and officer of the Fund. Strong is a citizen of Wisconsin.

10. Defendant Willie D. Davis ("Davis") was, at all times relevant hereto, a director of the Fund. Davis is a citizen of California.

11. Defendant Stanley Kritzik ("Kritzik") was, at all times relevant hereto, a director of the Fund. Kritzik is a citizen of Wisconsin.

12. Defendant William F. Vogt ("Vogt") was, at all times relevant hereto, a director of the Fund. Vogt is a citizen of Colorado.

13. Defendant Neal Malicky ("Malicky") was, at times relevant hereto, a director of the Fund. Malicky is a citizen of Kansas.

14. Defendant Gordon B. Greer ("Greer") was, at times relevant hereto, a director of the Fund. Greer is a citizen of Massachusetts.

15. Defendant William A. Ferer ("Ferer") was, at all times relevant hereto, the Portfolio Co-Manager of the Fund. Ferer is a citizen of New Jersey.

16. Defendant Mark D. Luftig ("Luftig") was, at all times relevant hereto, the Portfolio Co-Manager of the Fund. Luftig is a citizen of New York.

17. Defendant William H. Reaves ("Reaves") was, at all times relevant hereto, the Portfolio Senior Co-Manager of the Fund. Reaves is a citizen of Wisconsin.

18. Defendant Ronald J. Sorenson ("Sorenson") was, at all times relevant hereto, the Portfolio Co-Manager of the Fund. Sorenson is a citizen of New Jersey.

19. Defendant Ane K. Ohm ("Ohm") was, at times relevant hereto, a officer of the Fund. Ohm is a citizen of Wisconsin.

20. Defendant Christopher O. Petersen ("Petersen") was, at times relevant hereto, an officer of the Fund. Petersen is a citizen of Minnesota.

21. Defendant Richard W. Smirl ("Smirl") was, at times relevant hereto, an officer of the Fund. Smirl is a citizen of Wisconsin.

22. Defendant Gilbert L. Southwell, III ("Southwell") was, at times relevant hereto, an officer of the Fund. Southwell is a citizen of Wisconsin.

23. Defendant John W. Widmer ("Widmer") was, at times relevant hereto, an officer of the Fund. Widmer is a citizen of Wisconsin.

24. Defendant Thomas M. Zoeller ("Zoeller") was, at times relevant hereto, an officer of the Fund. Zoeller is a citizen of Wisconsin.

25. The Defendants listed in ¶¶8-24 are collectively referred to herein as the "Individual Defendants."

26. Defendant Strong Capital Management, Inc. ("Strong Capital") is registered as an investment adviser under the Investment Advisers Act and, at all relevant times, managed and advised the Fund. Strong Capital is a citizen of Wisconsin.

27. Defendant Strong Financial Corporation ("Strong Financial") offers financial services to individuals, retirement plans and institutional investors with its principal place of business at 100 Heritage Reserve, Menomonee Falls, Wisconsin. Strong Financial controls and is the ultimate parent of the Fund. Strong Financial is a citizen of Wisconsin.

28. The Defendants listed in ¶¶26-27 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

29. By reason of their positions as directors and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

30. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

31. Each officer, director, and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as officers, directors, and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

32. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, directors, and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

33. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund, and was at all times acting within the course and scope of such agency.

34. To discharge their duties, the officers, directors, and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of the Fund. By virtue of such duties, the officers, directors, and advisors of the Fund were required to, among other things:

1. Refrain from acting upon material inside corporate information to benefit themselves;

2. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

3. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets, and to maximize the value of the Fund's stock;

4. Remain informed as to how the Fund conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

5. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

35. Each defendant, by virtue of his, her, or its position as a officer, director, and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers directors, and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, directors, and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

36. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra*, and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

37. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

38. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director, and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

39. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

40. The purpose and effect of the defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred customers so they could protect and enhance their executive, officer, director, and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

41. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful

practices described herein. Because the actions described herein occurred under the authority of the officers, directors, and advisors each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

42. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

43. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Strong Capital, as manager of the Fund, profited from fees Strong Capital charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Strong Financial hedge funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

44. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

45. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

46. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

47. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

48. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

49. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

50. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

51. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

52. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint against Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Edward J. Stern charging fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary met with Strong representatives on October 16, 2002, asked for permission to time their mutual funds, and at the same time offered to invest in a proprietary Strong hedge fund. After agreeing which funds Canary would be allowed to time Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13.

53. The Spitzer Complaint further alleged that Canary and favored investors had trading arrangements with the Strong Funds was memorialized in a letter sent by representatives of the Strong Funds to Canary on the same day, November 26, 2002, which stated:

> •The following funds are available for your strategy;
> Strong Growth 20 Fund
> Strong Growth Fund
> Advisor Mid Cap Growth Fund
> Strong Large Cap Growth Fund
> Strong Dividend Income Fund
>
> •If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
> •You will not need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.

•All funds will be available for margin according to Reg T.
•We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
•All positions are limited to 1% of the assets within the fund....

An email the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping."

54. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***

55. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

56. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused

in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses Were Materially False and Misleading

57. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

58. The Prospectuses falsely stated that Strong Capital actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the May 1, 2003 Prospectus for the Strong International Funds--which includes the Strong Overseas Fund-- acknowledged that "market timing" trades are harmful to shareholders and represented that the Strong Funds deter such practice by actively monitoring the respective Funds' trading and identifying market-timers by the following criteria: Market Timers. The Funds will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of a Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of a Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of a Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors. Further, the Prospectuses typically stated the following: We reserve the right to: refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile, and online account redemption privileges, for any reason; reject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

59. In an effort to discourage frequent trading, mutual funds typically impose penalties on fundholders deemed to be engaged in timing and other harmful activities. The Prospectuses typically contained the following warning: Early Redemption Fee. Each Fund can experience substantial price fluctuations and is intended for long-term investors. Short-term "market timers"

engage in frequent purchases and redemptions that can disrupt the Fund's investment program and create additional transaction costs that are borne by all shareholders. For these reasons, the Fund assesses a 1.00% fee, based on the redeemed shares' market value, on redemptions (including exchanges) of Fund shares held for less than 15 calendar days. Redemption fees will be paid to the Fund.

60. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

1. That defendants had entered into an agreement allowing the favored investors to time their trading of the Strong Funds shares;

2. That, pursuant to that agreement, the favored investors regularly timed their trading in Strong Funds' shares;

3. That, contrary to the express representations in the Prospectuses, the Strong Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Strong Funds investors, that the favored investors should have been required to pay, pursuant to stated Strong Funds' policies;

4. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Strong Funds and/or increased the Strong Funds' costs and thereby reduced the Strong Funds' actual performance; and

5. That the amount of compensation paid by the Strong Funds to Strong Capital because of the Strong Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Strong Capital Management by the Strong Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

61. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered, and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. Strong Conservative Equity Funds, Inc.

is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

62. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

63. Plaintiff has not made a written demand of the current Board of Directors as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

64. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein, and remains a fundholder of the Fund.

65. The current directors of the Fund consists of the following six individuals: defendants Strong, Davis, Kritzik, Vogt, Malicky and Greer. Plaintiff has not made any demand on the present directors of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

1. The directors and senior management participated in the wrongs complained of herein. The Fund's directors are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as directors, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund directors cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication, and improper delegation that has resulted in the very conduct complained of herein;

2. The directors of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

3. In order to bring this suit, all of the directors of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

4. The acts complained of constitute violations of the fiduciary duties owed by Strong, Davis, Kritzik, Vogt, Malicky and Greer, the Fund's officers and advisors and these acts are incapable of ratification;

5. Each of the directors of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

6. Any suit by the current directors of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

7. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the directors have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

8. If the Fund's current and past officers and directors are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by directors' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought

directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these directors were to sue themselves or certain of the officers of the Fund, there would be no directors' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no directors' and officers' liability insurance at all then the current directors will not cause the Fund to sue them, since they will face a large uninsured liability.

9. In connection with an action substantially similar to the instant action, plaintiff Terry Mintz who is suing derivatively on behalf of Strong Growth 20 Fund in case no. 03- C- 960 (E.D.Wis) made a demand on these same directors pursuant to Wisconsin Statute §180.0742. As of this date no action has been taken in response to Mr. Mintz' demand.

66. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current directors have failed and refused to seek to recover for Strong Conservative Equity Funds, Inc. for any of the wrongdoing alleged by plaintiff herein.

67. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

69. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

70. The defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

71. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

72. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

73. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

74. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

75. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

76. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

77. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

78. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

79. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

80. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

81. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

82. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

83. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

84. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

85. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

86. As a result of the waste of corporate assets, the defendants are liable to the Fund.

87. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

88. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

89. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

90. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and

other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

COUNT VI

Violation of Section 36 of the Investment Company Act

91. Plaintiff incorporates by reference all of the paragraphs above as if set forth herein at length.

92. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

93. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

94. Under the Investment Company Act, the defendants owed to the Fund and their fundholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Fund and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

95. As alleged above, the defendants breached their fiduciary duties with respect to the receipt of compensation or other payments from the Fund or their fundholders.

96. By agreeing and/or conspiring with all other defendants to permit and/or encourage all other defendants to time the Fund, the defendants placed its own self-interest in maximizing its compensation and other payments over the interest of the Fund and its fundholders.

97. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b)

98. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Fund have been wasted.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

1. Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

2. Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

3. Awarding to the Fund restitution from the defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

4. Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

5. Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated this 11 day of March, 2004.

JACQUART & LOWE, S.C.

By: ____________________
David P. Lowe
State Bar No.: 1018378
Paul R. Jacquart
State Bar No.: 1035971

POST OFFICE ADDRESS:
241 North Broadway, Suite 202
Milwaukee, Wisconsin 53202
Phone: (414) 271-8828
Facsimile: (414) 271-8299

ROBBINS UMEDA & FINK, LLP
Brian J. Robbins
Jeffrey P. Fink
1010 Second Ave., Suite 2360
San Diego, California 92101
Phone: (619) 525-3990
Facsimile: (619) 525-3991

FARUQI & FARUQI
Nadeem Faruqi
Anthony Vozzolo
320 East 39th Street
New York, New York 10016
Phone: (212) 983-9330
Facsimile: (212) 983-9331

ATTORNEYS FOR PLAINTIFF

VERIFICATION

Brian Munroe states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Brian Munroe

03/10/04
Date

IN THE UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF WISCONSIN

SEAN WILSON, Derivatively On Behalf of
STRONG ADVISOR MID CAP GROWTH FUND,

Plaintiff,

-vs-

RICHARD S. STRONG, WILLIE D. DAVIS, STANLEY KRITZIK, WILLIAM F. VOGT, NEAL MALICKY, GORDON B. GREER, BRANDON NELSON, ANE K. OHM, CHRISTOPHER O. PETERSEN, RICHARD W. SMIRL, GILBERT L. SOUTHWELL, III, JOHN W. WIDMER, THOMAS M. ZOELLER, STRONG CAPITAL MANAGEMENT, INC., and STRONG FINANCIAL CORPORATION,

Case No.:

Defendants,

-and-

STRONG EQUITY FUNDS, INC.,
a Wisconsin corporation,

Nominal Defendant.

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS, UNJUST ENRICHMENT, AND VIOLATION OF THE INVESTMENT COMPANY ACT OF 1940

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of Strong Advisor Mid Cap Growth Fund (the "Fund") on behalf of the Fund against certain of its officers and directors seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October

1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. §1331, as the action arises under the laws of the United States.

3. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a) over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

4. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this judicial district.

5. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

SUMMARY OF THE ACTION

6. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

THE PARTIES

7. Plaintiff Sean Wilson is, and was at times relevant hereto, an owner and holder of the Fund. Plaintiff is a citizen of New York.

8. Nominal defendant Strong Equity Funds, Inc. is a corporation organized and existing under the laws of the State of Wisconsin with its headquarters located at 100 Heritage Reserve, Menomonee Falls, Wisconsin.

9. Defendant Richard S. Strong ("Strong") was, at all times relevant hereto, a director and officer of the Fund. Strong is a citizen of Wisconsin.

10. Defendant Willie D. Davis ("Davis") was, at all times relevant hereto, a director of the Fund. Davis is a citizen of California.

11. Defendant Stanley Kritzik ("Kritzik") was, at all times relevant hereto, a director of the Fund. Kritzik is a citizen of Wisconsin.

12. Defendant William F. Vogt ("Vogt") was, at all times relevant hereto, a director of the Fund. Vogt is a citizen of Colorado.

13. Defendant Neal Malicky ("Malicky") was, at times relevant hereto, a director of the Fund. Malicky is a citizen of Kansas.

14. Defendant Gordon B. Greer ("Greer") was, at times relevant hereto, a director of the Fund. Greer is a citizen of Massachusetts.

15. Defendant Brandon Nelson ("Nelson") was, at times relevant hereto, the Portfolio Manager of the Fund. Nelson is a citizen of Wisconsin.

16. Defendant Ane K. Ohm ("Ohm") was, at times relevant hereto, a officer of the Fund. Ohm is a citizen of Wisconsin.

17. Defendant Christopher O. Petersen ("Petersen") was, at times relevant hereto, an officer of the Fund. Petersen is a citizen of Minnesota.

18. Defendant Richard W. Smirl ("Smirl") was, at times relevant hereto, an officer of the Fund. Smirl is a citizen of Wisconsin.

19. Defendant Gilbert L. Southwell, III ("Southwell") was, at times relevant hereto, an officer of the Fund. Southwell is a citizen of Wisconsin.

20. Defendant John W. Widmer ("Widmer") was, at times relevant hereto, an officer of the Fund. Widmer is a citizen of Wisconsin.

21. Defendant Thomas M. Zoeller ("Zoeller") was, at times relevant hereto, an officer of the Fund. Zoeller is a citizen of Wisconsin.

22. The Defendants listed in ¶¶8-21 are collectively referred to herein as the "Individual Defendants."

23. Defendant Strong Capital Management, Inc. ("Strong Capital") is registered as an investment adviser under the Investment Advisers Act and, at all relevant times, managed and advised the Fund. Strong Capital is a citizen of Wisconsin.

24. Defendant Strong Financial Corporation ("Strong Financial") offers financial services to individuals, retirement plans and institutional investors with its principal place of business at 100 Heritage Reserve, Menomonee Falls, Wisconsin. Strong Financial controls and is the ultimate parent of the Fund. Strong Financial is a citizen of Wisconsin.

25. The Defendants listed in ¶¶23-24 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

26. By reason of their positions as directors and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

27. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

28. Each officer, director, and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as officers, directors, and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

29. The Individual Defendants and Advisor Defendants, because of their positions of control and authority as officers, directors, and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

30. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund, and was at all times acting within the course and scope of such agency.

31. To discharge their duties, the officers, directors, and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of the Fund. By virtue of such duties, the officers, directors, and advisors of the Fund were required to, among other things:

1. Refrain from acting upon material inside corporate information to benefit themselves;

2. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

3. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets, and to maximize the value of the Fund's stock;

4. Remain informed as to how the Fund conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

5. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

32. Each defendant, by virtue of his, her, or its position as a officer, director, and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as officers directors, and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also officers, directors, and advisors of the Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

33. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra*, and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

34. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

35. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, officer, director, and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

36. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

37. The purpose and effect of the defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred customers so they could protect and enhance their executive, officer, director, and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

38. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the officers, directors, and advisors each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

39. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the

wrongdoing complained ofherein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her or its overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

40. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, Strong Capital, as manager of the Fund, profited from fees Strong Capital charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Strong Financial hedge funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of financing the illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

41. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00

p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

42. In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

43. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

44. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her

fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

45. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

46. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days - as favored investors did - the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

47. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

48. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

49. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint against Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Edward J. Stern charging fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary met with Strong representatives on October 16, 2002, asked for permission to time their mutual funds, and at the same time offered to invest in a proprietary Strong hedge fund. After agreeing which funds Canary would be allowed to time Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13.

50. The Spitzer Complaint further alleged that Canary and favored investors had trading arrangements with the Strong Funds was memorialized in a letter sent by representatives of the Strong Funds to Canary on the same day, November 26, 2002, which stated:

> •The following funds are available for your strategy;
> Strong Growth 20 Fund
> Strong Growth Fund
> Advisor Mid Cap Growth Fund
> Strong Large Cap Growth Fund
> Strong Dividend Income Fund
>
> •If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
> •You will not need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
> •All funds will be available for margin according to Reg T.
> •We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
> •All positions are limited to 1% of the assets within the fund....

An email the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping."

51. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent

practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***

52. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

52. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses Were Materially False and Misleading

53. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

54. The Prospectuses falsely stated that Strong Capital actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the May 1, 2003 Prospectus for the Strong International Funds--which includes the Strong Overseas Fund-- acknowledged that "market timing" trades are harmful to shareholders and represented that the Strong Funds deter such practice by actively monitoring the respective Funds'

trading and identifying market-timers by the following criteria: Market Timers. The Funds will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of a Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of a Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of a Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors. Further, the Prospectuses typically stated the following: We reserve the right to: refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile, and online account redemption privileges, for any reason; reject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

55. In an effort to discourage frequent trading, mutual funds typically impose penalties on fundholders deemed to be engaged in timing and other harmful activities. The Prospectuses typically contained the following warning: Early Redemption Fee. Each Fund can experience substantial price fluctuations and is intended for long-term investors. Short-term "market timers" engage in frequent purchases and redemptions that can disrupt the Fund's investment program and create additional transaction costs that are borne by all shareholders. For these reasons, the Fund assesses a 1.00% fee, based on the redeemed shares' market value, on redemptions (including exchanges) of Fund shares held for less than 15 calendar days. Redemption fees will be paid to the Fund.

56. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

1. That defendants had entered into an agreement allowing the favored investors to time their trading of the Strong Funds shares;

2. That, pursuant to that agreement, the favored investors regularly timed their trading in Strong Funds' shares;

3. That, contrary to the express representations in the Prospectuses, the Strong Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against favored investors and waived the redemption fees, at the expense of ordinary Strong Funds investors, that the favored investors should have been required to pay, pursuant to stated Strong Funds' policies;

4. That the Fund Defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of the Strong Funds and/or increased the Strong Funds' costs and thereby reduced the Strong Funds' actual performance; and

5. That the amount of compensation paid by the Strong Funds to Strong Capital because of the Strong Funds' secret agreement with favored defendants and others provided additional undisclosed compensation to Strong Capital Management by the Strong Funds and their respective shareholders, including plaintiff.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

57. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered, and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. Strong Equity Funds, Inc. is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

58. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

59. Plaintiff has not made a written demand of the current Board of Directors as they have yet to acknowledge their wrongdoing and thus continue to cause irreparable injury to the Fund.

60. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein, and remains a fundholder of the Fund.

61. The current directors of the Fund consists of the following six individuals: defendants Strong, Davis, Kritzik, Vogt, Malicky and Greer. Plaintiff has not made any demand on the present

directors of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

1. The directors and senior management participated in the wrongs complained of herein. The Fund's directors are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as directors, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund directors cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication, and improper delegation that has resulted in the very conduct complained of herein;

2. The directors of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

3. In order to bring this suit, all of the directors of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

4. The acts complained of constitute violations of the fiduciary duties owed by Strong, Davis, Kritzik, Vogt, Malicky and Greer, the Fund's officers and advisors and these acts are incapable of ratification;

5. Each of the directors of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

6. Any suit by the current directors of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

7. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the directors have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

8. If the Fund's current and past officers and directors are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by directors' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these directors were to sue themselves or certain of the officers of the Fund, there would be no directors' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no directors' and officers' liability insurance at all then the current directors will not cause the Fund to sue them, since they will face a large uninsured liability.

9.In connection with an action substantially similar to the instant action, plaintiff Terry Mintz who is suing derivatively on behalf of Strong Growth 20 Fund in case no. 03- C- 960 (E.D.Wis) made a demand on these same directors pursuant to Wisconsin Statute §180.0742. As of this date no action has been taken in response to Mr. Mintz' demand.

9. In connection with an action substantially similar to the instant action, plaintiff Terry Mintz who is suing derivatively on behalf of Strong Growth 20 Fund in case no. 03- C- 960 (E.D.Wis) made a demand on these same directors pursuant to Wisconsin Statute §180.0742. As of this date no action has been taken in response to Mr. Mintz' demand.

62. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current directors have failed and refused to seek to recover for Strong Equity Funds, Inc. for any of the wrongdoing alleged by plaintiff herein.

63. Plaintiff has not made any demand on shareholders of the Fund to institute this action since such demand would be a futile and useless act for the following reasons:

a. The Fund has thousands of shareholders;

b. Making demand on such a number of shareholders would be impossible for plaintiff who has no way of finding out the names, addresses or phone numbers of shareholders; and

c. Making demand on all shareholders would force plaintiff to incur huge expenses, assuming all shareholders could be individually identified.

COUNT I

Against All Defendants for Breach of Fiduciary Duty

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

66. The defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

67. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

68. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

69. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT II

Against All Defendants for Abuse of Control

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

72. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

73. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

74. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT III

Against All Defendants for Gross Mismanagement

75. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

76. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

77. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

78. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

79. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT IV

Against All Defendants for Waste of Corporate Assets

80. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

81. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

82. As a result of the waste of corporate assets, the defendants are liable to the Fund.

83. Plaintiff on behalf of the Fund has no adequate remedy at law.

COUNT V

Against All Defendants for Unjust Enrichment

84. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

85. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

86. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

COUNT VI

Violation of Section 36 of the Investment Company Act

87. Plaintiff incorporates by reference all of the paragraphs above as if set forth herein at length.

88. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty

with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

89. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

90. Under the Investment Company Act, the defendants owed to the Fund and their fundholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Fund and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

91. As alleged above, the defendants breached their fiduciary duties with respect to the receipt of compensation or other payments from the Fund or their fundholders.

92. By agreeing and/or conspiring with all other defendants to permit and/or encourage all other defendants to time the Fund, the defendants placed its own self-interest in maximizing its compensation and other payments over the interest of the Fund and its fundholders.

93. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b)

94. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Fund have been wasted.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

1. Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

2. Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

3. Awarding to the Fund restitution from the defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

4. Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

5. Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated this 15 day of March, 2004.

JACQUART & LOWE, S.C.

By: ______________________
David P. Lowe
State Bar No.: 1018378
Paul R. Jacquart
State Bar No.: 1035971

POST OFFICE ADDRESS:
241 North Broadway, Suite 202
Milwaukee, Wisconsin 53202
Phone: (414) 271-8828
Facsimile: (414) 271-8299

ROBBINS UMEDA & FINK, LLP
Brian J. Robbins
Jeffrey P. Fink
1010 Second Ave., Suite 2360
San Diego, California 92101
Phone: (619) 525-3990
Facsimile: (619) 525-3991

FARUQI & FARUQI
Nadeem Faruqi
Anthony Vozzolo
320 East 39th Street
New York, NY 10016
Phone: (212) 983-9330
Facsimile: (212) 983-9331

ATTORNEYS FOR PLAINTIFF

VERIFICATION

Sean Wilson states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Sean Wilson

03/10/04
Date